ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

335 Connie Crescent Court

Concord, Ontario L4K 5R2

Canada

June 7, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Chanda DeLong, Esq.

Re:

Environmental Solutions Worldwide, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-174091

Ladies and Gentlemen:

The Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on June 9, 2011 at 5:00 P.M. Eastern Daylight Time or as soon as practical thereafter.  Please be advised that the Company has not engaged any underwriter with regard to the securities covered by the Registration Statement.

In connection with the submission of this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the discourses in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

By:  /s/ Mark Yung

    Mark Yung

    Executive Chairman